2023 REPORT

Ruth Health



LETTER

Dear investors,

Our mission has never been stronger or more clear: increasing access, affordability, and joy for every birthing person. We're not live in 10 hospitals and clinics across America (in 4 states) with our Birth Navigators. We're also vying for ARPA-H funding and about to close a contract with a large multinational who wants to license our evidence-based content. This past year was very challenging as the team leaned out and we focused on efficiencies to grow runway so we can double down on product-market-fit for Birth Navigators.

But some very positive signals have arisen. We're finalists for the Johnson & Johnson Health Innovation Challenge, accepted into the Massachusetts eHealth Institute Women+ Health Challenge Program, and teaming with the Yale School of Nursing on a major ARPA-H government contract for rural America.

The next few months will involve a sales push to close some MCOs and hospitals, as well as a product push to innovate with our new cardiovascular module to help track, analyze, and prevent blood pressure and heart-related conditions like preeclampsia—one of the leading causes of maternal death. Thank you for your continued support! -Alison

We need your help!

Intros to hospitals, health systems, MCOs, anyone you know who works in state Medicaid or at an OB/GYN clinic. Also seeking guidance on content licensing (domestic and international). If you have ever negotiated a content licensing deal involving video content (bonus if also written content like blogs), I'd be grateful for the outreach. Seeking performance-based contracting and royalties guidance.

Sincerely,

How did we do this year?

REPORT CARD

D+

☺ The Good

Team leaned out to increase efficiencies

Runway grew

First ever 5-figure LOI and incoming contract secured with a multi-national

☹ The Bad

Healthcare sales cycles are very long

Product-market-fit not achieved

Shifting from B2C to B2B means revenue bottomed out

2023 At a Glance

January 1 to December 31



$13,765 [4%]
Revenue



-$673,741
Net Loss





$10,214 [87%]
Short Term Debt

$97,551
Raised in 2023



$163,528
Cash on Hand
As of 01/31/24

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

US$14,333   US$13,765

-U

-US$2,120,582

2022   2023

Net Margin: -4,895%   **Gross Margin:** -4,888%   **Return on Assets:** -369%   **Earnings per Share:** -$0.28

Revenue per Employee: $13,765   **Cash to Assets:** 99%   **Revenue to Receivables:** ~   **Debt Ratio:** 497%

📄 Ruthless_Co_Financial_Statements_and_CPA_Review_for_2020_and_2021.pdf

📄 Ruth_Financials_-_2023.pdf   📄 Ruthless_Co_P_L_2022-merged.pdf

---

We ❤️ Our 52 Investors

Thank You For Believing In Us

Ben Maitland-Lewis	Kathleen JUNGCK	Dmitriy Grinberg	Frederick Lowe	Sumith Jain	Chris Irving
Chris Johnson	Amit Gupta	Renee Dua	Melissa Fensterstock	Joan Palmiter Bajorek	Kevin King
Stacy Edgar	John Morris	Dominic Nicolosi	Roderick Herron	Deen A	De Ciembre D. White
Ashley Mays	Joseph Breider	Abbass Sekhavat	Giles Walger	Claire Felong	Felix Vayssieres
Audrey Wu	Peggy Gilmer	Naseem Sayani	Jae W Lee	Patrick Enweronye	Richard Armstrong
Bicky Khosla	Rune Hauge	Rajendar Matta	Ramakrishnan...	Atilla Korkut	Abbey Schoenberg
Damaris Waiyigo...	Denise Navarro	Abbass Sekhavat	Jeff Holton	Dennis Billings	Grant Heimer

Thank You!

From the Ruth Health Team



Alison Greenberg 🐦 in

Co-Founder + CEO

3x Founder | YCombinator alumna | Yale B.A. | Worked for Genentech, Pfizer, CVS Health



Audrey Wu 🐦 in

Co-Founder + COO

3x Founder | YC alumna | UCLA B.A. | 2019 exit to Reliance Jio | Former Co-Founder + CEO at Convrg (acquired 2019)



Dr. Vivian Greenberg

Chief Medical Officer

40-year OBGYN | Built + Sold private practice in Philly area | MD MPH | Alison's mother!



Amit Gupta in

CTO

2x Founder + 2x exits | 2019 exit to Reliance Jio | Forbes Technology Council Member



Stacie Velehradsky

VP of Product

Techstars alumna | Strategic product leader with 12+ years of experience | Previously led product at Aavia and DaVita...



Kimberly McFerron

Head of Birthwork

Certified Doula | Certified Corrective Exercise Specialist + Perinatal Fitness Expert |

Details

The Board of Directors

Director	Occupation	Joined
Alison Greenberg	CEO @ Ruth Health	2021

Officers

Officer	Title	Joined
Alison Greenberg	CEO	2021
Kimberly McFerron	Chief Experience Officer	2021
Amit Gupta	CTO	2021
Raven Parris	Director of Clinical Operations	2021

Voting Power

Holder	Securities Held	Voting Power
Alison Greenberg	1,000,000 common stock	73.6%

Past Equity Fundraises

Date	Amount	Security	Exemption
06/2021	$600,000		Section 4(a)(2)
07/2021	$125,000	Safe	Section 4(a)(2)
09/2021	$2,392,008	Safe	Section 4(a)(2)
04/2023	$72,551		4(a)(6)
11/2023	$25,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
06/08/2021	$600,000	6.0%	0.0%	$4,000,000	

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	1,218,000	Yes
Common Stock	10,000,000	1,218,000	Yes

Warrants: 0
Options: 200

Form C Risks:

As a platform operating in the healthcare space we are subject to government regulations. Changes to those regulations over time may impact our business. If we fail to comply with government regulations our ability to operate may be diminished or removed entirely.

Competitive prospects.
Even though we are pioneers in the maternal telehealth space, competition in digital health solutions for common pregnancy and postpartum conditions are arising every year. If we don't move quickly, we could be out-paced by later-comers.

Our industry requires the attraction and retention of talented employees. Success in the health tech industry, does and will continue to require the acquisition and retention of highly talented and experienced individuals. Due to the growth in the market segment targeted, such individuals and the talent and experience they possess is in high demand. There is no guarantee that we will be able to attract and maintain access to such individuals. If we fail to attract, train, motivate and retain talented personnel, our business, financial condition, and operating results may be materially and adversely impacted, which could result in the loss of your entire investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We will most likely be subject to seasonality related to sales of our products. Our business is subject to substantial seasonal fluctuations—with September and January being the highest-spend months for healthcare in the US. Accordingly, our operating results may vary significantly from quarter to quarter.

As women, BIPOC, and LGBTQ+ founders, fundraising our next round may be more difficult than many due to discrimination. Our ability to grow the business may be dependent on raising more capital.

The Company may never receive a future equity financing and therefore the SAFEs may never convert to equity securities in the Company. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither a conversion of the SAFEs nor a liquidity event occurs, the Purchasers could be left holding the SAFEs in perpetuity. The SAFEs have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The SAFEs are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities,

decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As an indirect holder of a SAFE, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for its investors. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the SAFE will not have any voting rights in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the SAFE will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in a sale equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors discounted by 20%, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we may perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following: - unrelated third party valuations;

the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Ruthless Co.

Delaware Corporation
Organized May 2021
1 employees
1020 Grand Concourse
#5S
Bronx NY 10451 http://www.ruthhealth.com

Business Description

Refer to the Ruth Health profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Ruth Health is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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